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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 09877

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen & Company of Florida, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 S. Florida Avenue
(No. and Street)

Lakeland	FL	33803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristen Benton (863) 616-6050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe, LLP
(Name – *if individual, state last, first, middle name*)

401 E. Jackson St., Suite 2900	Tampa	FL	33602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Ralph C. Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen & Company of Florida, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

KRISTEN L. BENTON
Notary Public, State of Florida
My comm. expires June 3, 2022
Commission Number GG 219982

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEN & COMPANY OF FLORIDA, INC.
Lakeland, Florida

FINANCIAL STATEMENTS
December 31, 2018

ALLEN & COMPANY OF FLORIDA, INC.
Lakeland, Florida

FINANCIAL STATEMENTS
December 31, 2018

CONTENTS

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
Allen & Company of Florida, Inc.
Lakeland, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Allen & Company of Florida, Inc. (the "Company") as of December 31, 2018, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

(Continued)

Supplemental Information

The Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 and Schedule II - Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3 ("Supplemental Information") have been subjected to audit procedures performed in conjunction with the audit of Allen & Company of Florida, Inc.'s financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2008.

New York, New York
February 20, 2019

ALLEN & COMPANY OF FLORIDA, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS	
Cash	$ 1,108,779
Receivables	
Clearing organization	344,669
Commission	131,912
Employees (Note 7)	27,098
Other	1,924
Securities owned, at fair value (Note 2)	4,887,631
Equipment and leasehold improvements, less accumulated depreciation (Note 3)	734,754
Prepaid expenses and other assets	72,857
TOTAL ASSETS	$ 7,309,624
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 622,894
Commissions payable	272,669
Deferred compensation (Note 4)	1,241,339
Subordinated borrowings (Note 8)	528,571
Total liabilities	2,665,473
Commitments (Note 5)	
Stockholder's equity	
Class A common stock, $.10 par, shares authorized, 1,500,000; issued and outstanding, 662,714	66,271
Class B common stock, $.10 par, shares authorized, 500,000; issued and outstanding, 171,792	17,179
Additional paid-in capital	728,923
Retained earnings	3,831,778
Total stockholder's equity	4,644,151
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 7,309,624

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.
STATEMENT OF INCOME
Year ended December 31, 2018

Revenues	
Commissions	$ 19,697,989
Other	719,612
Interest and dividends	294,774
Realized gains	15,831
Total revenues	20,728,206
Expenses	
Employee compensation and benefits (Note 4)	14,662,239
Occupancy (Notes 5 and 7)	508,393
Clearance and exchange fees	491,210
Repairs and maintenance	418,040
Legal and professional fees	409,228
Advertising	346,938
Unrealized losses on securities	307,336
Depreciation expense	152,831
Entertainment - Employee and outside	138,550
Charitable contributions	113,138
Office expenses	111,009
Equipment rental	101,272
Other	73,257
Dues - Regulatory and organizational	65,207
Training and seminars	46,103
Taxes and licenses	43,139
Corporate insurance	39,640
Communications and data processing	19,670
Interest	13,224
Total expenses	18,060,424
Net income	$ 2,667,782

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year ended December 31, 2018

Subordinated borrowings at January 1, 2018	$	792,857
Decreases:		
Forgiveness of debt		(264,286)
Subordinated borrowings at December 31, 2018	$	528,571

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2018

	Common stock Class A	Common stock Class B	Additional paid-in capital	Retained earnings	Total
Balance, January 1, 2018	$ 66,271	$ 17,179	$ 728,923	$ 3,553,996	$ 4,366,369
Dividend Distribution	-	-	-	(2,390,000)	(2,390,000)
Net Income	-	-	-	2,667,782	2,667,782
Balance, December 31, 2018	$ 66,271	$ 17,179	$ 728,923	$ 3,831,778	$ 4,644,151

See accompanying notes to financial statements.

ALLEN & COMPANY OF FLORIDA, INC.
STATEMENT OF CASH FLOWS
Year ended December 31, 2018

Cash flows from operating activities	
Net income	$ 2,667,782
Adjustments to reconcile net income to net change in operating activities	
Depreciation expense	152,831
Forgiveness of debt	(264,286)
Change in assets and liabilities	
Receivables	210,429
Securities owned, net	(181,802)
Prepaid expenses and other assets	(2,293)
Accounts payable and accrued expenses	(393,402)
Commissions payable	(94,314)
Deferred compensation	281,415
Net change in operating activities	2,376,360
Cash flows from investing activities	
Purchases of equipment	(30,875)
Cash flows from financing activities	
Related party payable	(50,001)
Dividend distribution	(2,390,000)
Net change in financing activities	(2,440,001)
Net change in cash	(94,516)
Cash at beginning of year	1,203,295
Cash at end of year	$ 1,108,779

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity: Allen & Company of Florida, Inc. (the Company) is a fully disclosed introducing broker-dealer, clearing through First Clearing Corporation, registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Allen & Company Financial Corporation (ACFC).

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions: Securities transactions and related commission revenues and expenses are recognized on the trade date.

Receivables: The Company grants credit to its clearing organization and other companies in the financial services industry that it does business with. The Company also routinely grants credit to its officers, employees and affiliated companies. Interest is not normally charged on receivables. An allowance for uncollectible accounts is estimated and recorded based on management's judgment. At December 31, 2018, all receivables are considered collectible and no allowance is required.

Securities Owned: Securities owned are carried at fair value. Fair value generally represents publicly quoted values or amounts that approximate quoted values for securities of comparable credit quality. At year-end, these securities consisted primarily of money market funds and mutual funds.

Equipment and Leasehold Improvements: Equipment is stated at cost and depreciated using either the straight-line or accelerated methods over the estimated useful lives of the assets. Leasehold improvements are depreciated using the straight-line method over the shorter of the useful life or the life of the lease.

Revenue from Contracts with Customers: In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 sets forth a new revenue recognition model that requires identifying the contract, identifying the performance obligations, determining the transaction price, allocating the transaction price to performance obligations and recognizing the revenue upon satisfaction of performance obligations. The Company adopted the new standard effective January 1, 2018, using the modified retrospective approach. The adoption of ASC 606 did not result in a change in the pattern of recognition; as such no cumulative effect adjustment was recorded.

Revenue from contracts with customers include commission income, distribution fees, and fees from advisory business. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commission income: The Company buys and sells securities with or on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. The Company's performance obligation with respect to commission trades is to execute a trade order once requested by a customer. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Trade modifications are treated as a new standalone transaction. Given that each unfulfilled trade is terminable at will based on terms and conditions of each customer agreement, the performance obligations are fulfilled on the trade date, with related execution costs being recognized on the same day.

Selling and distribution fees revenues: The Company enters into arrangements with managed accounts or other pooled investment funds to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund, or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such, this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome the constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods but have been constrained until current period. The Company incurred minimal costs to obtain these contracts.

Advisory fees: The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a rate applied to the customer's assets under management. The rate is applied to fair value on a quarterly basis at the end of each quarter. Revenues are recognized and accrued when the performance obligation is satisfied.

Other: The Company has a formal revenue sharing agreement with the Clearing Agent in which the Company receives a rebate from bank deposit sweep fees earned on underlying financial instruments owned by the Company's clients. The revenue sharing fee paid by the Clearing Agent is calculated as a percentage of the average daily net assets in the bank deposit sweep program. The performance obligation for ongoing fees from the Clearing Agent is based upon the Company's clients continuing to maintain balances in the bank sweep program. The sweep agreements do not have a fixed duration other than overnight and can be terminated at any time by either party. As such, the performance obligation is satisfied each day and revenue is recognized.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following table presents revenue by major source:

Commissions:	
Brokerage commissions	$ 1,615,746
Selling and distribution fees	8,948,749
Total Commission Revenue	10,564,495
Asset management fees:	
Investment advisory fees	8,422,950
Other	710,544
Total revenue from contracts with customers	$ 19,697,989

Advertising: Advertising costs are expensed as incurred. Total advertising expense was $346,938 for the year ended December 31, 2018.

Income Taxes: The Company's net income is included in the tax return of ACFC. ACFC has elected to be taxed as an S corporation. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest and income tax expense, respectively. The Company has no amounts accrued for interest or penalties as of December 31, 2018.

Due to its pass-through status, the Company is not subject to U.S. federal and income tax or state income tax. The Company does not expect the total amount of unrecognized tax benefits to significantly change in the next 12 months. Allen & Company Financial Corporation's U.S. federal and State of Florida returns that remain open and subject to exam are those for the years 2015, 2016 and 2017. Tax years prior to 2015 are no longer subject to examination by taxing authorities.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

The Company, under the correspondent clearing agreement with its clearing agent, has agreed to indemnify the clearing agent from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company's management believes any loss exposure is not material, and accordingly, the Company has not recorded any contingent liability in its financial statements.

Management does not believe there now are such matters that will have a material effect on the financial statements.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk: The Company maintains cash deposits in excess of the limit insured by the Federal Deposit Insurance Corporation (FDIC). Management believes the risk is managed by maintaining all deposits in high quality financial institutions.

New Accounting Pronouncements: In February 2016, the FASB amended existing guidance that requires lessees recognize the following for all leases (with the exception of short term leases) at the commencement date: (1) A lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) A right-to-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. The Company will adopt Topic 842 in the first quarter of 2019.

We expect to adopt the requirements of the new standard on January 1, 2019 and anticipate using the modified retrospective approach. The adoption of this standard is expected to have an impact of $2,000,000 to $2,500,000 on the statement of financial position as a result of the right-of-use asset and the lease liability; however, the impact on the statement of operations and net capital is expected to not be material.

NOTE 2 - FAIR VALUE

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the Company's principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of mutual funds and stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

(Continued)

NOTE 2 - FAIR VALUE (Continued)

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2018 Using	
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Securities owned		
Stocks		
Domestic - Real Estate ETF	$ 17,894	$ -
Mutual funds		
Money market funds	2,715,046	-
International	618,819	-
Domestic - Blend	580,487	-
Domestic - Growth	498,177	
Domestic - Value	208,285	
Bond index	135,812	-
Domestic - Real Estate	61,728	
Domestic - Commodities	51,383	-
	$ 4,887,631	$ -

NOTE 3 - EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Major classes of equipment and leasehold improvements consist of:

Leasehold improvements	$ 1,639,843
Furniture and equipment	581,316
Computer equipment	270,148
	2,491,307
Less accumulated depreciation	1,756,553
	$ 734,754

(Continued)

NOTE 4 - EMPLOYEE BENEFITS

The Company sponsors a 401(k) savings plan covering all eligible employees. Employees may contribute up to 100 percent of their eligible compensation to the plan, subject to the limits of Section 401(k) of the Internal Revenue Code. Due to the creation of the Allen & Company Employee Stock Ownership Plan (ESOP) in 2012, the Company chose to discontinue its matching contributions to the plan effective on February 1, 2013. See Note 9 for additional information regarding the ESOP.

The Company has a non-qualified deferred compensation agreement with an employee that provides for specified future payments annually through 2023. The Company has recognized a liability of $304,391 at December 31, 2018, representing the future payments under the agreement.

The Company has another non-qualified deferred compensation plan with an employee that provides for payments upon the employee's death, disability or attainment of the normal retirement age. The Company has recognized a liability of $936,948 at December 31, 2018, representing the future payments under the agreement.

NOTE 5 - LEASES

The Company leases its Lakeland (Note 7), Winter Haven and Viera, Florida offices, a vehicle, and various other office equipment under noncancelable operating leases.

Future minimum rental payments required under leases that have initial or remaining noncancelable terms in excess of one year are approximately as follows:

2019	$ 485,189
2020	393,583
2021	292,157
2022	269,853
2023	277,948
Thereafter	286,287
	$ 2,005,017

Total rent and occupancy expense recognized in the accompanying statement of income for the year ended December 31, 2018 was $508,393.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. SEC Rule 15c3-1 also requires that the ratio of the Company's aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $3,754,985. The required minimum net capital was $250,000. The Company's aggregate indebtedness to net capital ratio was 56.9% at December 31, 2018.

(Continued)

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company provides advances to its employees which are payable to the Company over a period of time through payroll deductions. The advances are interest bearing. The balance of employee advances at December 31, 2018 is $27,098.

The Company has a consulting agreement with a board member of ACFC which resulted in an amount of $40,000 in consulting expenses which has been included in legal and professional on the accompanying income statement for the year ended December 31, 2018.

The Company leases its Lakeland office from a partnership controlled by an officer of the Company. The lease is currently payable $22,996 monthly and contains annual escalation provisions. Rent expense related to the Lakeland office included in the accompanying statement of income was $268,161 for the year ended December 31, 2018. The lease expires in December 2024.

NOTE 8 - AUCTION RATE PREFERRED SECURITIES

In October 2012, the Company's clients owned $9,175,000 worth of auction rate preferred securities ("ARPs"). Those ARPs had been illiquid since February 2008. The Company purchased ARPs from their clients and then sold the purchased ARPs, resulting in a difference between par value and the bid, which would be the loss associated with each ARP.

The Company's clearing organization agreed to provide a subordinated loan to pay for approximately 85% of that loss with the Company assuming the remaining 15% of the loss. The Company entered into a subordinated loan agreement with their clearing organization in order to fund the purchase of the ARPs from the clients. Since the loan is subordinated, it is not considered part of aggregated indebtedness for net capital computation. The subordinated loan agreement is a forgivable loan over seven years with an adjustable interest rate of prime minus 1.50%. The debt forgiveness requires the Company to perform under the terms of the agreement including a continued relationship with the clearing firm. The Company records the debt forgiveness on a straight-line basis of one-seventh per year, or $264,286, for each of the years for 2014 through 2020, which is included in other revenue in the accompanying statement of income. This amount will differ slightly from the annual change in the termination amounts listed below. Interest is payable annually. There are no payments due on the loan; however, the Company would be required to pay an amount in the event they cancelled their clearing agreement with their clearing organization.

The amount due in the event of termination is as follows:

Termination on or prior to	
February 28, 2014	$ 1,850,000
February 28, 2015	1,600,000
February 28, 2016	1,350,000
February 28, 2017	1,100,000
February 28, 2018	850,000
February 28, 2019	600,000
February 28, 2020	350,000

NOTE 9 - EMPLOYEE STOCK OWNERSHIP PLAN

ACFC created a leveraged employee stock ownership plan ("ESOP") in December 2012 that covers substantially all employees of the Company who are over twenty-one (21) years of age and have completed one year of service. They must also have 1,000 hours of service during that one-year period. On December 26, 2012, the ESOP purchased 1,014,681 shares of the ACFC's common stock from a shareholder for $2,100,390. The purchase of these shares was funded by two notes payable ("ESOP notes payable") to the shareholder and the bank from the ESOP and these notes payable have since been paid in full. The ESOP notes payable between the ESOP and the ACFC's shareholder and bank are a direct obligation of ACFC as the sponsor of the ESOP. As of December 31, 2015, this note payable to the ACFC shareholder had been paid in full.

On September 27, 2016, the ESOP purchased 710,900 shares of the ACFC's common stock from a shareholder for $1,499,999. The purchase of these shares was funded by two notes payable ("ESOP notes payable 2") to the shareholder and the bank from the ESOP in the amount of $1,499,999. The ESOP notes payable between the ESOP and the ACFC's shareholder and bank are a direct obligation of ACFC as the sponsor of the ESOP. The notes payable mature in September 2021.

The ESOP provides for discretionary contributions by ACFC that are at least equal to the ESOP's debt service. As the debt is repaid, shares are released from the suspense account based on the proportion of the principal and interest paid in the year on the outstanding balance of principal, plus interest, due on the debt and are allocated to active employees. Contributions were allocated in 2018 based on the payments made in 2017. The total cost of the allocated shares was $394,117. In 2018, ACFC contributed $325,204 for principal and interest payments on the outstanding loan balances associated with the ESOP. ACFC receives money from the Company via distributions to fund the contributions. The fair market value of the ESOP shares is determined on an annual basis by an independent appraisal. The value as of December 31, 2017 was $3.02 per share.

NOTE 10 - INCENTIVE STOCK OPTION PLAN

The Company granted 200,000 options to an employee during the year ended December 31, 2013. The weighted-average grant date fair values of options granted during the year ended December 31, 2016 was $1.74 per share. There were no options exercised during the year ended December 31, 2018. The options vested over a period of four years and stock compensation expense was fully recognized in the prior years.

The Company granted 24,390 options to an employee during the year ended December 31, 2017. The weighted-average grant date fair values of options granted during the year ended December 31, 2017 was $0.45 per share. There were no options exercised during the year ended December 31, 2018. The options vested immediately, and stock compensation expense was fully recognized in prior year.

The fair values of stock-based awards granted were calculated with the following weighted-average assumptions:

Risk-free interest rate:	1.83%
Expected term:	10 years
Expected dividend yield:	0.00%
Expected volatility:	10.00%

NOTE 10 - INCENTIVE STOCK OPTION PLAN (Continued)

Stock option activity for the year ended December 31, 2018 is summarized as follows:

Employee Stock Options:	Shares	Weighted Avg. Exercise Price	Weighted Remaining Contractual Life (Years)
Options outstanding at January 1, 2018	224,390	$ 1.77	7.6
Granted	-	-	-
Exercised	-	-	-
Expired or forfeited	-	-	-
Options outstanding at December 31, 2018	224,390	1.77	6.6
Options exercisable at December 31, 2018	224,390	1.77	6.6

SUPPLEMENTARY INFORMATION

ALLEN & COMPANY OF FLORIDA, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2018

Total stockholder's equity	$	4,644,151
Add		
Liabilities subordinated to claims of general creditors allowable in computation		528,571
Deduct		
Non-allowable assets		836,634
Net capital before haircuts on securities positions		4,336,088
Deduct		
Investment securities haircuts		581,103
Net capital	$	3,754,985
Computation of net capital requirement -		
Minimum net capital required	$	250,000
Excess net capital	$	3,504,985
Aggregate indebtedness	$	2,136,902
Ratio of aggregate indebtedness to net capital		56.9%

There are no material differences between the amounts reported above and the unaudited amended FOCUS report for the year ended December 31, 2018 filed on February 20, 2019.

The amended FOCUS report filed on February 20, 2019, differs from the original unaudited FOCUS report filed on January 24, 2019, primarily as a result of audit adjustments related to the accrual of bonuses. A reconciliation of amounts reported in the original FOCUS report to amounts reported in the amended FOCUS report for the year ended December 31, 2018 is provided below:

	Per Original FOCUS Report	Effect of Audit Adjustments	Per Amended FOCUS Report
Total stockholder's equity	$ 4,850,674	$ (206,523)	$ 4,644,151
Net capital	3,961,507	(206,522)	3,754,985
Excess net capital	3,711,507	(206,522)	3,504,985
Aggregate indebtedness	1,798,467	338,435	2,136,902
Ratio of aggregate indebtedness to net capital	45%	12%	57%

ALLEN & COMPANY OF FLORIDA, INC.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3

December 31, 2018

Allen & Company of Florida, Inc. (the "Company") is not required to compute the Reserve Requirements or include Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) and paragraph (k)(2)(ii) of the Rule. For purposes of paragraph (k)(2)(ii) all customer transactions are cleared through First Clearing Corporation, LLC, on a fully disclosed basis.

SUPPLEMENTAL REPORTS

ALLEN & COMPANY
EST. 1932

1401 South Florida Avenue | Lakeland, FL 33803
p. 863.688.9000 f. 863.616.6354 toll free 800.950.2526
alleninvestments.com
Member FINRA/SIPC

ALLEN & COMPANY OF FLORIDA, INC.

EXEMPTION REPORT

Allen & Company of Florida, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3:

(k)(2)(i) – Allen & Company maintained a "Special Account for the Exclusive Benefit of customer.

(k)(2)(ii) – All customer transactions cleared through First Clearing Corporation, LLC, another broker-dealer on a fully disclosed basis.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the fiscal year ended December 31, 2018, without exception.

Allen & Company of Florida, Inc.

I, Ralph Allen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title:

Chairman

February 20, 2019

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Allen & Company of Florida, Inc. Exemption Report, in which (1) Allen & Company of Florida, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Allen & Company of Florida, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(i) and (2)(ii), (the "exemption provisions") and (2) Allen & Company of Florida, Inc. stated that Allen & Company of Florida, Inc. met the identified exemption provisions throughout the fiscal year ended December 31, 2018, without exception. Allen & Company of Florida, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allen & Company of Florida, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe LLP

Crowe LLP

New York, New York
February 20, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: ALLEN & COMPANY OF FLORIDA, INC. [13]

SEC. FILE NO.: 8-09877 [14]

FIRM ID NO.: 25 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

1401 SOUTH FLORIDA AVENUE [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY): 10/01/18 [24]

AND ENDING (MM/DD/YY): 12/31/18 [25]

LAKELAND [21] FL [22] 33803 [23]
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT(Area code) - Telephone No.

Kristen Benton [30] (863) 616-6050 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT / OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 20 ______

Manual Signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER					
ALLEN & COMPANY OF FLORIDA, INC.	N	3			[100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/18 [99]

SEC FILE NO. 8-09877 [98]

Consolidated [ ] [198]

Unconsolidated [X] [199]

ASSETS

		Allowable	Non-Allowable	Total
1. Cash		$ 1,108,779 [200]		$ 1,108,779 [750]
2. Receivables from brokers or dealers:				
A. Clearance account		344,669 [295]		
B. Other		131,912 [300]	$ [550]	476,581 [810]
3. Receivables from non-customers		[355]	29,022 [600]	29,022 [830]
4. Securities and spot commodities owned, at market value:				
A. Exempted securities		[418]		
B. Debt securities		[419]		
C. Options		[420]		
D. Other securities		4,887,629 [424]		
E. Spot commodities		[430]		4,887,629 [850]
5. Securities and/or other investments not readily marketable:				
A. At cost	$ [130]			
B. At estimated fair value		[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		[460]	[630]	[880]
A. Exempted securities	$ [150]			
B. Other securities	$ [160]			
7. Secured demand notes:		[470]	[640]	[890]
Market value of collateral:				
A. Exempted securities	$ [170]			
B. Other securities	$ [180]			
8. Memberships in exchanges:				
A. Owned, at market	$ [190]			
B. Owned, at cost			[650]	
C. Contributed for use of the company, at market value			[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.		[490]	734,755 [680]	734,755 [920]
11. Other assets		[535]	72,858 [735]	72,858 [930]
12. Total Assets		$ 6,472,989 [540]	$ 836,635 [740]	$ 7,309,624 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ALLEN & COMPANY OF FLORIDA, INC. as of 12/31/18

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other	272,669	1115		1305	272,669	1540
15. Payable to non-customers	67,465	1155		1355	67,465	1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	555,428	1205		1385	555,428	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:			528,571	1400	528,571	1710
1. from outsiders $ 528,571 [970]						
2. Includes equity subordination (15c3-1(d)) of ...... $ [980]						
B. Securities borrowings, at market value from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ [1000]						
2. includes equity subordination (15c3-1(d)) of ...... $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes	1,241,339	1220		1440	1,241,339	1750
20. TOTAL LIABILITIES	$ 2,136,901	1230	$ 528,571	1450	$ 2,665,472	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			83,450	1792
C. Additional paid-in capital			728,923	1793
D. Retained earnings			3,831,779	1794
E. Total			4,644,152	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 4,644,152	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 7,309,624	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ALLEN & COMPANY OF FLORIDA, INC. as of 12/31/18

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 4,644,152	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			4,644,152	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			528,571	3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 5,172,723	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 836,635	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(836,635)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 4,336,088	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	581,103	3734		
D. Undue concentration		3650		
E. Other (List)		3736	(581,103)	3740
10. Net Capital			$ 3,754,985	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
ALLEN & COMPANY OF FLORIDA, INC.	as of	12/31/18

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	142,460	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	250,000	3760
14. Excess net capital (line 10 less 13)	$	3,504,985	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	3,454,985	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	2,136,901	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	2,136,901	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	56.91	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	10.22	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ALLEN & COMPANY OF FLORIDA, INC.

For the period (MMDDYY) from 10/01/18 [3932] to 12/31/18 [3933]

Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ 241,923	3935
b. Commissions on listed option transactions		58,255	3938
c. All other securities commissions		50,989	3939
d. Total securities commissions		351,167	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profits (losses) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares		2,492,760	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		2,326,307	3975
8. Other revenue		368,624	3995
9. Total revenue		$ 5,538,858	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			4120
11. Other employee compensation and benefits		4,142,136	4115
12. Commissions paid to other brokers-dealers		61,384	4140
13. Interest expense		3,306	4075
a. Includes interest on accounts subject to subordination agreements	3,306 [4070]		
14. Regulatory fees and expenses		36,322	4195
15. Other expenses		672,282	4100
16. Total expenses		$ 4,915,430	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 623,428	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4238]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles		(338,739)	4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 284,689	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items		(185,990)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ALLEN & COMPANY OF FLORIDA, INC.

For the period (MMDDYY) from 10/01/18 to 12/31/18

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 5,344,463	4240
A. Net income (loss)			284,689	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)	985,000	4270
2. Balance, end of period (from item 1800)			$ 4,644,152	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 528,571	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$ 528,571	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ALLEN & COMPANY OF FLORIDA, INC. as of 12/31/18

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) $ ______ [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained .... X [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

Wells Fargo Clearing Services, LLC [4335] X [4570]

D. (k) (3) - Exempted by order of the Commission .... ______ [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	$ [4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c) (2) (iv) Liabilities

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 2018 [8004]
or if less than 12 months

Report for the period beginning 01/01/18 [8005] MM DD YY and ending 12/31/18 [8006] MM DD YY

SEC FILE NUMBER 8-09877 [8011]

1. NAME OF BROKER DEALER

ALLEN & COMPANY OF FLORIDA, INC. [8020] N 9

OFFICIAL USE ONLY

Firm No MMYY

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

		OFFICIAL USE ONLY	
NAME :	[8053]		[8057]
NAME :	[8054]		[8058]
NAME :	[8055]		[8059]
NAME :	[8056]		[8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers:
(enter applicable code: 1=Yes 2=No) 2 [8073]

4. Respondent is registered as a specialist on a national securities exchange:
(enter applicable code: 1=Yes 2=No) 2 [8074]

5. Respondent makes markets in the following securities:
(a) equity securities . . . . (enter applicable code: 1=Yes 2=No) 2 [8075]
(b) municipals . . . . (enter applicable code: 1=Yes 2=No) 2 [8076]
(c) other debt instruments. . . . . (enter applicable code: 1=Yes 2=No) 2 [8077]

6. Respondent is registered solely as a municipal bond dealer:
(enter applicable code: 1=Yes 2=No) 2 [8078]

7. Respondent is an insurance company or an affiliate of an insurance company:
(enter applicable code: 1=Yes 2=No) 2 [8079]

8. Respondent carries its own public customer accounts:
(enter applicable code: 1=Yes 2=No) 2 [8084]

9. Respondent's total number of public customer accounts:
(carrying firms filing X-17A-5 Part II only)
(a) Public customer accounts . . . . [8080]
(b) Omnibus accounts . . . . [8081]

10. Respondent clears its public customer and/or proprietary accounts:
(enter applicable code: 1=Yes 2=No) 2 [8085]

FINRA

FOCUS REPORT
Schedule I

11. Respondent clears its public customer accounts in the following manner: (enter a "1" in appropriate boxes)		
(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing		8087
(c) Omnibus		8088
(d) Introducing	1	8089
(e) Other		8090
If Other please describe:		
(f) Not applicable		8091
12.(a) Respondent maintains membership(s) on national securities exchanges(s): (enter applicable code 1=Yes 2=No)	2	8100
(b) Names of national securities exchange(s) in which respondent maintains memberships: (enter a "1" in appropriate boxes)		
(1) NYSE AMEX, LLC		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest		8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129
13. Employees:		
(a) Number of full-time employees	65	8101
(b) Number of full-time registered representatives employed by respondent included in 13(a)	54	8102
14. Number of NASDAQ stocks respondent makes market		8103
15. Total number of underwriting syndicates repondent was a member		8104
Carrying or clearing firms filing X-17A Part II)		
16. Number of respondent's public customer transactions: Actual		8105
Estimate		8106
(a) equity securities transactions effected on a national securities exchange		8107
(b) equity securities transactions effected other than on a national securities exchange		8108
(c) commodity, bond, option and other transactions effected on or off a national securities exchange		8109

FOCUS REPORT
Schedule I
page 3

17. Respondent is a member of the Securities Investor Protection Corporation
(enter applicable code 1=Yes 2=No) | 1 | 8111

18. Number of branch offices operated by respondent . . . . [ ] 8112

19. (a) Respondent directly or indirectly controls, is controlled by, or is under common control with, a U.S. bank (enter applicable code 1=Yes 2=No) . . . . | 2 | 8130

(b) Name of parent or affiliate ______________________________ 8131

(c) Type of institution ______________________________ 8132

20. Respondent is an affiliate or subsidary of a foreign broker-dealer or bank
(enter applicable code 1=Yes 2=No) | 2 | 8113

21. (a) Respondent is a subsidary of a registered broker-dealer
(enter applicable code 1=Yes 2=No) | 2 | 8114

(b) Name of parent ______________________________ 8116

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer
(enter applicable code 1=Yes 2=No) | 1 | 8115

23. Respondent sends quarterly statements to customers pursuant to 10b-10(b) in lieu of daily or immediate confirmations:
(enter applicable code 1=Yes 2=No)* | 2 | 8117

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period . . . . $ | 578,384 | 8118

*Required in any Schedule I filed for the calendar year 1978 and succeeding years

FINRA Miscellaneous Information

Annual Municipal Income $ | 67,569 | 8151

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCONTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Management and the Board of Directors of
Allen & Company of Florida, Inc.
Lakeland, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2018, which were agreed to by Allen & Company of Florida, Inc. (the "Company") and SIPC, solely to assist you and the other specified party in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported in the annual audited financial statements with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3. Compared any adjustments reported in Form SIPC-7, with supporting schedules and working papers supporting adjustments noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting adjustments nothing no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was computed noting there was no overpayment applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe LLP

Crowe LLP

New York, New York
February 20, 2019

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10********1895********************MIXED AADC 220
9877 FINRA DEC
ALLEN & COMPANY OF FLORIDA INC
PO BOX 387
LAKELAND, FL 33802-0387

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 2,854

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,457)

7/19/18
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,397

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,397

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 1,397

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Allen & Company of Florida, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 20th day of February, 2019.

Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ ______ ______
Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 20,728,206
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	18,496,225
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	247,959
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	15,831
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	52,515
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 13,224	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	13,224
Total deductions	18,825,754
2d. SIPC Net Operating Revenues	$ 1,902,452
2e. General Assessment @ .0015	$ 2,854
	(to page 1, line 2.A.)